77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock
AMT-Free Municipal Bond Portfolio (the "Fund"), a series of BlackRock Funds II, held on June 24, 2011 the results were as follows:

Proposal 1.

	1: To consider a proposal to approve an Agreement and Plan of Reorganization pursuant to which the Fund would transfer all of its assets to the BlackRock
National Municipal Fund (the "Acquiring Fund"), a series of BlackRock Municipal Bond Fund, Inc., in exchange for the assumption by the Acquiring Fund of certain stated liabilities of the Fund and shares of the Acquiring Fund.

For               Against              Abstain
36,650,912.973     182,111.712     64,436.722